EXHIBIT 23.1

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-238306) of BellRing Brands, Inc. of our report dated June 25, 2025, with respect to the statements of net assets available for benefits of BellRing Brands, Inc. 401(k) Plan as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes, and the supplementary information of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of the BellRing Brands, Inc. 401(k) Plan.

/s/ Rubin Brown LLP
St. Louis, Missouri
June 25, 2025